

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

David Oestreicher
General Counsel
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

> **Re: T. Rowe Price Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2022**
> **File No. 000-32191**

Dear David Oestreicher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program